

May 29, 2012

<u>Via E-mail</u>
Douglas P. Martin
Chief Executive Officer
VHGI Holdings, Inc.
777 Main Street, Suite 3100
Fort Worth, TX 76102

> **Re:** **VHGI Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 8-K/A filed May 3, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 21, 2012**
> **File No. 000-17520**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Acquisitions, page 5</u>

1. We note your disclosure of reserves in this section of your filing. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other;

- Maps showing property, mine permit and reserve boundaries, recent and historic production areas, and seams mined;

- Drill-hole maps showing drill intercepts;

- Justifications for the sample spacing used at various classification levels;

- General cross-sections that indicate the relationship between coal seams, geology, and topography;

- A detailed description of your procedures for estimating "reserves;"

- The specific criteria used to estimate reserves;

- An indication of how many years are left in your longest-term mining plan for each reserve block;

- Site specific economic justification for the criteria you used to estimate reserves;

- Mining plans or feasibility studies including production schedules, cost estimates, and cash flow projections to establish the existence of reserves as defined in Industry Guide 7;

- Third party reviews of your reserves that were developed within the last three years; and

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD, formatted as Adobe PDF files. Please provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves. In the event your company requires the return of the supplemental material, please make a written request with your letter of transmittal. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Description of Property, page 10

2.   We note your reference to precious metal resources and ore reserves in this section of your filing. Only proven and probable reserves meeting the definitions provided in paragraph (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. Please revise to modify your disclosure by

removing all references to mineral resources and mineral reserves that do not meet the definitions provided in Industry Guide 7.

3.   Please revise to insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing every pattern or symbol used on the map or drawing;

- A graphical bar scale or representations;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located; and

- A title of the map or drawing and the date in which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

4.   Please revise to disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property;

- A description of all interests in your properties, including the terms of all underlying agreements and royalties;

- An outline of the process by which mineral rights are acquired at the location and details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims, or concessions;

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession;

- Include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration;

- The conditions that must be met to retain your rights, claims or leases; including the quantification and timing of all necessary payments and the party who is responsible for paying these amounts; and

- The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7. In your response please provide a draft of your proposed future disclosure.

5. Please revise to disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property; and

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to paragraph (b) of Industry Guide 7 for specific guidance pertaining to the foregoing. In your response please provide a draft of your proposed future disclosure.

6. In the event that your coal reserves meet the criteria established in paragraph (a) of Industry Guide 7, please revise to disclose the material information associated with your

reserves pursuant to the Instructions to Item 102 of Regulation S-K. This information should include:

- Proven and probable tonnages that are "assigned" to an existing facility and those that have not been "assigned;"

- Coal properties such as thermal or metallurgical, energy content, sulfur content, and compliance or non-compliance coal. Please report Btu content with natural moisture in the calculation versus "dry" coal;

- Tonnages that are leased or owned;

- For coal reported as in-situ coal the average mining and wash plant recoveries and an indication regarding whether these losses have or have not been reflected in the total recoverable reserves; and

- Clearly state if the reserves reported are "in the ground" or "recoverable."

We suggest disclosing this information in a tabulated format.

Report of Independent Registered Public Accounting Firm, page F-1

7.   We note the audit report includes the name but not the signature of your independent registered public accounting firm. Please confirm that you have an actual signed copy of the report on file. Please revise to include an audit report with a conformed signature of your independent registered public accounting firm. P lease refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 18

8.   Please tell us what consideration was given to disclosing any changes to your internal control over financial reporting during the last fiscal quarter. Please refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

9.   We note that you did not specify in the first paragraph that the report is your annual report and that at times you use the phrase "annual report" in place of the word "report" in your certification paragraphs 2, 3 and 4. Please note that the language in certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. For guidance please see Section II.B.4 of SEC

Release No. 33-8124. Please revise to conform the language in your certifications to Item 601(b)(31)(i) of Regulation S-K.

Form 8-K/A filed May 3, 2012

Exhibit 99.2

10.   We note from your description of adjustment "B" that "net values are assumed." Please explain your basis for presenting amounts as "net values." In this regard, we note from your subsequently filed Form 10-Q that you recorded approximately $46 million of property and equipment as a result of the acquisition. Please revise as necessary.

11.   With regard to the pro forma balance sheet adjustments giving effect to intangible assets acquired and debt incurred in connection with the acquisition of Lily, please tell us what consideration was given to including pro adjustments in your pro forma statements of operations for amortization expense related to the intangible assets, as well as interest expense related to the promissory notes. To the extent that material pro forma adjustments are necessary, please revise accordingly. Please refer to Rule 8-05 of Regulation S-X.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11 – Restatement, page 16

12.   We note that you restated your financial statements for the quarter ended March 31, 2011 to correct an error. Please tell us or revise to disclose your conclusion as to whether or not the error was material. Please tell us whether the error impacted other quarterly and annual periods and provide us with a SAB 99 analysis to support your materiality assessment.

Note 12 – Lily Acquisition, page 17

13.   We note from disclosure on page 8 that you issued 700,000 shares of series A convertible preferred stock with a $10 par value to the former owner of Lily. It appears that this preferred stock was recorded at its book value of $7,000,000. Please tell us what consideration was given to recording the preferred stock issued at fair value. In your response please refer to your compliance with ASC 805-30-30-7.

14.   We note your disclosure indicating that the "acquisition of Lily was recorded by allocating the total purchase consideration to the fair value of the net assets acquired, including intangible assets." However, your purchase price allocation indicates that

property and equipment was the only asset acquired. Please describe the assets purchased in greater detail including how fair values were determined. Also, please explain how the transaction resulted in no goodwill being recorded. In your response please refer to your compliance with ASC 805-20-25-1 and ASC 805-30-25-1.

15.   Please tell us if there was a preexisting relationship with Lily prior to the acquisition and what consideration was given to the guidance of ASC 805-10-25-20 through 22.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

16.   We note from disclosure on page 17 that certain of your loans are either past due or are in excess of their credit limit. Please tell us how you intend to remediate each of these conditions and what consideration was given to disclosing the reasonably likely impact of these conditions on liquidity. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 20

17.   We note that your "certifying officer" concluded that your disclosure controls and procedures were effective as of March 31, 2012. We also note that your CFO is the "certifying officer." Your conclusion on the effectiveness of disclosure controls and procedures must be based on an evaluation conducted with the participation of the both your principal executive and principal financial officers pursuant to Exchange Act Rule 13a-15(b). Please explain to us how a conclusion was reached without the principal executive officer's participation. If the principal officer participated in the evaluation, please revise your disclosures accordingly.

Exhibit 3.2

18.   Please amend to file the certification of your chief financial officer as exhibit 31.2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant